Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 11, 2023

VIA EDGAR

Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Managed Municipals Fund Inc.

Registration Statement on Form N-14, File No. 333-270683

Dear Ms. Marquigny:

On behalf of Western Asset Managed Municipals Fund Inc. (“MMU”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 17, 2023 relating to the above-referenced registration statement on Form N-14 originally filed with the Commission on March 17, 2023 (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

As a general comment, the purpose of Form N-14 is to provide investors with essential information about reorganizations (each, a “Merger” and collectively, the “Mergers”) in a way to help investors make informed decisions. Currently, the Registration Statement is too long and complex and does not highlight what investors need to know. The narrative descriptions are not presented in a way that helps investors understand how the proposed reorganization is going to impact the share class they hold. Please review and revise the disclosure as appropriate. In particular, please focus on describing the material changes so investors of each share class of each Fund understand the how the transaction will impact:

•	the nature of their investment;

•	the differences between costs and expenses they are currently paying and those they will pay as stockholders of MMU following the Mergers; and

Securities and Exchange Commission	May 11, 2023

•	the new risks that the stockholders will face as investors in MMU following the Mergers.

MMU confirms that it will review, and revise as necessary, the current disclosure in its Registration Statement in light of the comments outlined in this comment response letter and will otherwise highlight material information for stockholders to know as they consider whether to vote to approve each Merger.

2.

In the Stockholder Letter, the Staff notes that the slate of directors for each Fund’s Board of Directors (the “Board”) is the same. If that is the case, please state that fact in the Shareholder Letter for context. Alternatively, supplementally explain why such a statement would not be appropriate disclosure in the Shareholder Letter.

MMU confirms that it will note in the Stockholder Letter that the directors for each Fund’s Board are the same.

3.

In the Stockholder Letter, the disclosure refers to two target funds, Western Asset Municipal Partners Fund Inc. (“MNP”) and Western Asset Intermediate Muni Fund Inc. (“SBI” and together with MNP, the “Target Funds”), and one acquiring fund (MMU and together with the Target Funds, the “Funds”). Each Fund also describes three share classes: common stock, Auction Rate Cumulative Preferred Stock (“ARPS”) and Variable Rate Demand Preferred Stock (“VRDPS”). However the references to the Funds and the share classes are not presented in a clear and organized format. For example, one paragraph, indicates that only MNP and MMU have ARPS shares outstanding. Later, text suggests that SBI has or had ARPS outstanding that were not previously mentioned in the first reference. Provide a clear statement as of each Fund’s share class structure as of 12/31/22, immediately prior to proposed Mergers and immediately after the Mergers, if approved and consummated.

MMU confirms that throughout the Registration Statement, it will revise its disclosure to clearly indicate that the common stock, preferred stock (including series of ARPS and VRDPS) and leverage information for each Fund is presented as of March 31, 2023. As of that date, MMU and MNP each have common stock, VRDPS and ARPS outstanding and SBI has only common stock and VRDPS outstanding.

Following shareholder approval of the Mergers and prior to the closing of the Mergers, MMU and MNP will redeem their remaining outstanding ARPS in accordance with their terms as outlined in the respective Articles Supplementary. However, the redemption of the outstanding ARPS for MMU and MNP will only occur if the Mergers are approved.

In connection with the Mergers, MMU will issue to the holders of MNP’s and SBI’s outstanding VRDPS newly issued shares of MMU’s VRDPS with the same aggregate liquidation preference and terms as MNP’s Series 1 VRDPS and SBI’s Series 1 VRDPS, respectively, issued and outstanding immediately before the date of the Mergers.

Following the completion of the Mergers, MMU will only have common stock and VRDPS outstanding.

Securities and Exchange Commission	May 11, 2023

4.

In the Stockholder Letter, regarding the redemption of MNP’s ARPS, clearly state how the redemption price the MNP ARPS holders will receive will be determined. Will the redemption price be any different than what the MNP ARPS were worth in the most recent set of financial statements? If the MNP ARPS holders will receive a redemption premium, who bears that cost and how much will it be? Please describe any other negative impacts that other stockholders could experience in the transaction as a result of the ARPS redemption. Please also state if the Board considered these impacts in approving the Mergers.

The requested change has been made. If the Merger of MNP into MMU is approved by stockholders of MNP and MMU, the Fund’s confirm that MNP’s existing ARPS will be redeemed in accordance with their terms, and the redemption price per share for the ARPS will be equal to the sum of $50,000 plus any accumulated, but unpaid dividends thereon. This price is consistent with the requirements for optional redemptions under the Articles Supplementary for the ARPS and is equivalent to what the MNP ARPS were worth in the most recent set of financial statements. The Funds confirm that the holders of MNP’s ARPS will not receive a premium as part of this redemption, and that MNP’s other stockholders are not expected to be negatively impacted as a result of the redemption of MNP’s ARPS.

5.

In the Stockholder Letter, for each exchange where a Target Fund’s preferred shareholder will become an MMU preferred shareholder, describe supplementally the legal and regulatory issues the Board and the Funds considered, specifically including potential dilution. How did the Board reach the conclusion that the Mergers were in the best interest of all the Funds and their stockholders based on the relative impact on each share class involved?

As described in the Stockholder Letter and elsewhere in the Registration Statement, the interests of the existing stockholders of the Target Funds, including preferred stockholders, will not be diluted as a result of the Mergers. The principal factor considered by the Board of each Fund in determining that the Mergers would not result in a dilution of the interests of the Funds or their stockholders was that the Mergers would be effected on the basis of the relative net asset values of each Fund. With respect to the Funds’ preferred stock, MMU confirms that it will issue and deliver to each Target Fund newly issued shares of MMU’s VRDPS with the same aggregate liquidation preference and terms as SBI’s Series 1 VRDPS and MNP’s Series 1 VRDPS, respectively, issued and outstanding immediately before the date of the Merger. As the per share liquidation preference for the newly issued shares of MMU’s VRDPS that will be issued to replace MNP’s Series 1 VRDPS will be equal to the per share liquidation preference of the existing MMU’s Series 1 VRDPS, MMU will issue a corresponding number of newly issued shares of MMU’s VRDPS so that the aggregate liquidation preference for the replaced MNP’s Series 1 VRDPS remains unchanged as a result of the Mergers.

The Board considered a number of factors when determining whether the Mergers were in the best interest of the Funds, including how the Mergers were expected to impact current stockholders, and the factors they considered are identified in the Proxy Statement/Prospectus, specifically in the “Reasons for the Mergers and Board Considerations” section.

Securities and Exchange Commission	May 11, 2023

6.

The Stockholder Letter states that MMU will issue additional VRDPS to replace its ARPS that are issued and outstanding as of December 31, 2022. For context, please explain why that date is relevant to the valuing of ARPS and VRDPS for each Target Fund and evaluating the leverage of each Target Fund.

MMU confirms that it will revise the Registration Statement to remove disclosure stating that MMU will issue additional VRDPS to replace any of the ARPS outstanding as of December 31, 2022. As stated in response to Comment 3 above, leverage information is the Registration Statement will be updated to be as of March 31, 2023, and MMU confirms that it will only issue new VRDPS to replace the outstanding VRDPS for both MNP and SBI. If the Mergers are approved by stockholders, all outstanding ARPS will be redeemed in accordance with their terms prior to the completion of the Mergers and no additional shares of preferred stock of MMU will be issued to replace the ARPS.

7.

The Stockholder Letter includes the following sentence: “In connection with the Mergers but separate from the issuance of new shares of MMU’s VRDPS to each Target Fund’s current VRDPS holders and as a replacement for each Target Fund’s redeemed ARPS, MMU will issue additional shares of VRDPS to enable MMU to seek to approximately maintain its current level of leverage.” Please clarify the meaning of this sentence, including an explanation as to whom the additional shares of VRDPS will be issued and what is the purpose of the issuance.

MMU confirms that it will remove this sentence (and any similar disclosure) from the Registration Statement, as it no longer plans to issue new shares of VRDPS to seek to approximately maintain its current level of leverage.

8.	The Stockholder Letter states that each Target Fund is diversified. Please state that MMU is non-diversified where appropriate as well.

MMU confirms that it will revise the disclosure in the Stockholder Letter and throughout the Registration Statement where MNP and SBI are identified as “diversified management investment companies” to also disclose that MMU is a non-diversified management investment company

9.	At the end of the Stockholder Letter, please restate the date that proxy cards need to be received by the proxy solicitor in order to be counted.

MMU confirms that it will revise the Stockholder Letter to state the date that proxy cards need to be received by the proxy solicitor in order to be counted.

10.

Regarding the second question in the section entitled “Common Questions About the Proposed Merger” (the “Q&A Section”), please clarify that the Target Funds’ stockholders are voting with respect to each Merger as a whole rather than individual classes and explain what that means to investors that only hold one share class. Consider providing a graphic showing each Fund’s share class and the effect on that share class if both Mergers are approved or if only one Merger is approved.

MMU confirms it will update the disclosure in the Q&A Section to state that the stockholders of each Target Fund are voting on the Target Fund’s respective Merger as a single class.

Securities and Exchange Commission	May 11, 2023

11.

If it is true that neither Merger is contingent upon the other, please add language to the Q&A Section where appropriate that the fees and expenses presented in the Registration Statement are based on the assumption that both Mergers are approved, and that the fees and expenses would be different if only one of the Mergers took occurred.

MMU confirms it will revise the disclosure in the Q&A Section to state that the fees and expenses presented are based on the assumption that both Mergers are approved where noted. MMU also confirms that it already provides information in the pro forma tables in the Proxy Statement/Prospectus regarding the fees and expenses for each Fund if only one Merger is approved.

12.	On page 2 of the Q&A Section, please explain what happened to the holders of SBI’s ARPS.

MMU confirms it will add disclosure in the Q&A Section stating that SBI’s ARPS were fully redeemed on February 28, 2023.

13.

On page 3 of the Q&A Section, please clarify how the increase in the total expense ratio for SBI is proportional to the benefits expected for SBI’s stockholders as a result of the Merger. Will the higher management fees for SBI be proportional to (a) the anticipated increase in shareholder distributions following the Merger or (b) the increase in SBI’s relative leverage post-Merger?

MMU confirms that the higher management fees shown for the pro forma combined fund compared to the management fees for SBI is related to the expected increase in leverage post-Mergers for the combined MMU. Both SBI and MMU currently pay Legg Mason Partners Fund Advisor, LLC (the “Adviser”) an investment management fee, calculated daily and paid monthly, at an annual rate of 0.55% of their respective average daily net assets (as defined in each Fund’s prospectus1). For the purposes of calculating the investment management fee under the advisory contracts between each Fund and the Adviser, the aggregate liquidation value of any preferred stock is not deducted in determining a Fund’s average daily net assets. Accordingly, because MMU currently utilizes more leverage compared to SBI and will issue additional VRDPS in order to replace the VRDPS for both SBI and MNP, the pro forma combined fund post-Mergers is expected to have higher management fees compared to the SBI’s current management fees.

14.

Each Fund’s investment management fees are disclosed on page 3 in the Q&A Section. Please confirm the descriptions of the investment management fees are correct for each Fund. Please ensure throughout the Registration Statement that the terminology used for each Fund’s investment management fees is consistent.

MMU confirms that it will update the disclosure throughout the Registration Statement as necessary to describe the management fees for each Fund consistent with its management agreement.

[1]	For SBI, see SBI’s registration statement on Form N-2 as filed on April 28, 2001. For MMU, see MMU’s registration statement on Form N-2 that was filed with the SEC on May 16, 2002.

Securities and Exchange Commission	May 11, 2023

15.

On page 3 in the Q&A section, one of the discussed benefits is “[a]dditional diversification from a larger pool of assets.” Given that MMU is non-diversified, the reference to additional diversification is confusing. Please consider a substitute term to avoid using “diversification” or “diversified” in a context otherwise inconsistent with Section 5(b) of the Investment Company Act of 1940, as amended.

MMU confirms it will revise this disclosure to state that “a larger pool of assets creates product efficiencies, such as a more streamlined product offering.”

16.	On page 3 in the Q&A section, one of the discussed benefits is a “broad investment mandate.” Please clarify what you mean by this statement and how it applies here.

Please see the response to Comment 15 above. MMU confirms that it will remove the reference to a “broad investment mandate” from the disclosure.

17.

On page 4 of the Q&A Section, where the Board meeting held on February 8-9, 2023 is discussed, please supplementally state whether the financial condition of any of the Funds materially changed since the Board considered and approved the proposed Mergers on that date. In particular, address how the Board considered the potential current and anticipated impact of interest rate changes on each Fund.

The financial condition of the Funds have not materially changed since the Board considered and approved the proposed Mergers at its meeting held on February 8-9, 2023. Additionally, MMU confirms that the Board has received updated information as of March 31, 2023 related to the fees and expenses associated with the Mergers at its quarterly meeting on May 9-10, 2023 and confirmation from the Adviser that the information has not materially changed as of April 30, 2023. MMU confirms that the Adviser has provided information to the Board at its previous quarterly meetings regarding the Adviser’s expectations surrounding rising interest rates. However, MMU confirms that such risks related to interest rates are not expected to materially impact the Board’s prior consideration of the Mergers.

18.

Under the “Who do we expect to vote on the Mergers?” question in the Q&A Section on page 4, please explain what it means to treat the common and preferred stockholders “together as a class” in this context and, to the extent appropriate, summarize potential conflicts of interest between common and preferred stockholders.

In this context, “together as a class” means that the common and preferred stockholders of each Fund will vote together as a single class on the Merger proposals and preferred stockholders will not be asked to vote separately on the Mergers. MMU does not believe that there are any material conflicts of interest between the common and preferred stockholders as it relates to their consideration and approval of the Mergers.

19.	In the “Comparison of MNP and MMU Investment Objectives and Strategies” section on page 4, please include each Fund’s diversification status in the comparison charts.

MMU confirms it will revise its disclosure to include each Fund’s diversification status in the comparison charts.

Securities and Exchange Commission	May 11, 2023

20.

In the “Principal Investment Policies and Strategies” section of the comparison table, consider providing examples of the differing 80% policy (i.e., the impact of the policy being based on total assets rather than net assets).

MMU has considered this comment and does not believe that providing examples of the differing 80% policy is necessary in order to assist stockholders in their decision-making process with respect to the Mergers. MMU confirms that the minor difference in the 80% policies between the Funds has no material impact on the manner in which the Funds allocate their respective investments. In other words, MMU confirms that the universe of securities included in the principal investment strategy for each Fund is substantially similar.

21.	On page 7 of the Q&A Section, please disclose that MMU will be the accounting survivor where appropriate.

MMU confirms it will add that MMU is the accounting survivor to this disclosure in the Q&A Section.

22.

On page 7 of the Q&A Section, clearly state that the impact on fees and expenses will differ if only one of the Mergers is approved and in simple terms, describe the impact should such event occur. Also, if the expense waiver limiting each Fund’s Merger-related expenses by half will apply differently if only one Merger is approved, please disclose the nature of such difference in costs borne. If as a result, the waiver will provide less of a benefit to a Target Fund’s shareholder, please say as such directly.

MMU confirms that it will revise its disclosure to state that the fees and expenses will differ if only one of the Mergers is approved. Information related to the impact on the fees and expenses if only one Merger is approved is provided in the pro forma tables in the Proxy Statement/Prospectus. Regardless, even if only one of the Mergers is approved, MMU confirms that the five basis point fee waiver will still go into effect for the combined MMU post-Merger and will continue for at least one year, or longer if needed, to ensure that half of the Merger-related costs are covered by MMU and the applicable Target Fund. MMU confirms that a Target Fund’s stockholder is not receiving less of a benefit if only one Merger is approved, as the fee waiver is based on ensuring that such Target Fund ultimately bears only half of the Merger-related costs through the fee waiver for the combined MMU.

23.

On page 8 of the Q&A Section, clarify what is considered a “merger related expense” for this purpose and add disclosure explaining how those expenses are allocated across the Funds (i.e., by thirds, pro rata, proportional by assets, etc.). Supplementally explain how that fee waiver is going to operate to cover half of expenses for each of Funds. Please also include the fee waiver agreement as an exhibit to the next pre-effective filing.

MMU confirms that “Merger-related expenses” are the costs associated with the Mergers, including the costs of preparing, printing, assembling and mailing material in connection with the solicitation of proxies. In terms of cost allocation, MMU confirms that each Fund will pay for the direct costs in connection with the applicable Fund’s Merger. However, costs impacting all three Funds that cannot be categorized as direct costs will be allocated across the Funds based on the assets under management for each Fund.

If either Merger is approved, the five basis point fee waiver will be in effect for at least a one-year period, or for longer as necessary, to ensure the MMU and the applicable Target Fund only bear half of the Merger-related expenses.

MMU confirms it will include the fee waiver agreement as an exhibit to the next pre-effective filing.

Securities and Exchange Commission	May 11, 2023

24.

In reference to the leverage table on page 8 of the Q&A section, supplementally explain how the transaction will impact each group of preferred share investors from an economic and legal perspective, including (a) how the post-Merger capitalization structure complies Section 18 with 1940 Act, particularly Section 18(c), (b) whether MMU intends to engage in an exchange offer issuance of its VRDPS for the cancellation of the Target Funds’ preferred shares and if so, how the exchange would be accomplished under the Securities Act of 1933, as amended and (c) why the Target Funds’ ARPS holders and VRDPS holder are not voting separately as a class under Section 18 and the legal position supporting such conclusion.

From an economic and legal perspective, the Funds’ preferred stockholders are not adversely impacted by the Mergers. If the Mergers are approved by stockholders, the current ARPS holders will have their shares redeemed prior to the completion of the Mergers, but the redemption will be in accordance with the optional redemption terms of the Articles Supplementary for the respective ARPS. As outlined elsewhere in this comment response letter, the ARPS holders will receive a redemption price in accordance with the redemption mechanism described in the Articles Supplementary, which allows for a Fund to redeem its outstanding ARPS as it deems necessary (as long as such redemption is in compliance with the notice and timing requirements of the Articles Supplementary). As for the Target Fund’s VRDPS holders, they will be receiving shares of newly issued MMU VRDPS with the same aggregate liquidation preference and identical terms as they had prior to completion of the Mergers. The receipt of the replacement MMU VRDPS is expected to leave the current Target Fund VRDPS holders in the same economic position as they were in immediately prior to the consummation of Mergers.

(a) Section 18(c) of the 1940 Act generally prohibits a closed-end investment company from having multiple classes of senior securities representing indebtedness or stock outstanding. One exception to this prohibition is that a fund may issue multiple classes of senior securities representing indebtedness or stock in one or more series, so long as no series has a preference or priority over any other series upon the distribution of the assets of such fund or in respect of the payment of interest or dividends. MMU confirms that its post-Merger capitalization structure will comply with Section 18 of the 1940 Act, including Section 18(c), as MMU’s only senior securities will be in the form of VRDPS, which will be issued in one or more series that will not have preference over any other series upon the distribution of assets or in respect of the payment of interest or dividends.

(b) MMU confirms that it does not intend to engage in an exchange offer of its VRDPS for the cancellation of the Target Funds’ VRDPS in connection with the Mergers. Instead, MMU will distribute newly issued shares of its VRDPS to the existing holders of SBI’s and MNP’s outstanding VRDPS having identical terms as such outstanding VRDPS. The aggregate liquidation preference of the MMU’s VRDPS to be distributed to the holders of SBI’s and MNP’s outstanding VRDPS will equal the aggregate liquidation preference of such VRDPS held immediately before the closing date of the Mergers. These VRDPS will be issued in private placements and will not be registered under the Securities Act of 1933.

(c) Section 18(a)(2)(D) of the 1940 Act requires holders of senior securities to vote separately as a class on any plan of reorganization that adversely affects such securities. In connection with the Mergers, MMU does not believe that the holders of each Target Fund’s ARPS and VRDPS are adversely affected by the Mergers, and therefore, a separate vote of from these preferred holders is not required. Specifically, if its respective Merger is approved, MNP’s currently outstanding

Securities and Exchange Commission	May 11, 2023

ARPS will be redeemed in accordance with the redemption terms outlined in their Articles Supplementary, which allow MNP the ability to redeem the outstanding ARPS at any time irrespective of the Mergers, assuming certain notice and timing considerations are met. As such, MMU believes that the holders of MNP’s ARPS are not adversely impacted by the Mergers and, thus, they are not entitled to vote on the Mergers as a separate class from the common stockholders of each Target Fund.

As for the holders of each Target Fund’s VRDPS, MMU does not believe that they will be adversely affected by the Mergers. Following the completion of the Mergers, the holders of each Target Fund’s VRDPS will be receive shares of newly issued MMU VRDPS with the same aggregate liquidation preference and identical terms as they had prior to the completion of the Mergers. In other words, MMU believes that the holders of the Target Funds’ VRDPS are effectively in the same position prior to and following the Mergers. As such, MMU believes that the holders of the Target Funds’ current VRDPS are not adversely impacted by the Mergers and, thus, they are not entitled to vote on the Mergers as a separate class from the common stockholders of each Target Fund. Moreover, the holders of VRDPS will provide written consents in order to effect the Mergers. Given the very small number of VRDPS holders, there is no need to engage in a proxy solicitation in order to obtain their consents.

25.

On page 9 of the Q&A Section, consistent with prior comments, please disclose the method to allocate each Funds’ Merger costs. Specifically, identify the cost of redeeming each Target Fund’s ARPS and VRDPS as Merger expenses. Alternatively, confirm that the anticipated ARPS and VRDPS redemptions for each Target Fund will have the same costs even if the related Mergers are not approved.

MMU confirms that each Fund will pay for the direct costs in connection with the Fund’s respective Merger. However, costs impacting all three Funds that cannot be categorized as direct costs will be allocated across the Funds based on the AUM of each Fund. MMU also confirms that the costs associated with the redemption of the ARPS for MNP and MMU and the issuance of newly issued shares of MMU’s VRDPS to the holders of SBI’s and MNP’s existing VRDPS are expected to be minimal.

26.

The Staff notes that the Mergers are independent of one another. With a view to disclosure, supplementally explain whether the purported benefits of the each Merger (i.e., economies of scale) are significantly dependent on the approval of both Mergers. If they are, consider the need for enhanced disclosure describing the material impact if one, but not both, Mergers is approved.

MMU believes that the purported benefits of each Merger are not significantly dependent on the approval of both Mergers, and that the current disclosure in the Registration Statement clearly outlines the expected benefits of each Merger and both Mergers. As described in the pro forma tables in the Proxy Statement/Prospectus, many of the perceived benefits of the Mergers (i.e., economies of scale, reduction in operating costs, more attractive leverage terms, a more streamlined product offering) are anticipated to be realized regardless of whether both Mergers are approved.

Securities and Exchange Commission	May 11, 2023

27.	On the bottom of page 10 in the Q&A Section, please state the date by which shareholder votes must be received.

MMU confirms it will state the date proxy cards need to be received by the proxy solicitor where indicated.

28.

In the “Notice Of A Joint Special Meeting Of Stockholders,” the disclosure suggests that MMU’s stockholders must approve each proposal. Please supplementally explain (a) why approval from MMU stockholders is required, (b) how each proposal relates to each of MMU’s share class and (c) from a procedural perspective, how will the approval be obtained.

Under Maryland General Corporation Law, if a merger results in an increase of more than 20% of the number of shares of the class or series of stock outstanding immediately before the merger becomes effective, then the stockholders of the acquiring fund are also required to approve the merger by a majority of votes entitled to be cast. Since MMU will be issuing more than 20% of the number of outstanding shares of its common stock in each Merger, MMU stockholders are also required to vote on each Merger. As a result, the Mergers must be approved by the holders of a majority of votes entitled to be cast by holders of common stock of MMU and preferred stock of MMU voting together as a single class. Similar to the Target Funds’ stockholders, MMU’s common and preferred stockholders will vote on the Mergers as a single class and their proxy solicitation process is expected to be similar to that of the proxy solicitation of the Target Funds’ common and preferred stockholders.

29.

Where appropriate, please provide active hyperlinks to information incorporated by reference. Also, where a statement containing a hyperlink states that specific Fund information is available, the hyperlink should link to the specific webpage where that information appears or a webpage that has a direct link on it to where that information appears.

MMU confirms it will include hyperlinks to information incorporated by reference that will either link to the specific webpage where that information appears or a webpage that has a direct link on it to where that information appears.

30.

On page iv of the Proxy Statement/Prospectus, please delete the penultimate paragraph at the bottom of the page. The Fund cannot disclaim its prospectus disclosure nor suggest who has authority to interpret any Fund information presented.

MMU confirms it will delete the identified paragraph.

31.

The Staff could not locate the disclosure required items 5.b. and 6.a. of Form N-14. Please add the required disclosure or direct us to the specific heading and page number where such disclosure appears.

MMU confirms that it will revise the disclosure to incorporate by reference financial highlights and information regarding its senior securities for each of the last ten fiscal years, in accordance with Items 5(b) and 6(a) of Form N-14.

32.	On page 2 of the Proxy Statement/Prospectus, where it says “[e]ach Merger was approved by the Board of each Fund,” please add “unanimously” before the word “approved.”

MMU confirms it will add “unanimously” before the word “approved” where indicated.

Securities and Exchange Commission	May 11, 2023

33.

In the last paragraph starting on page 2 of the Proxy Statement/Prospectus, please delete the phrase “subject to the following sentence” and revise such disclosure so that the reader does not need such instructions.

MMU confirms it will revise such disclosure in response to the Staff’s comment.

34.

With respect to the section entitled “Fee Table and Expense Example” found on page 4 of the Proxy Statement/Prospectus, in the fee table description, it states that fees and expenses are estimated as of December 31, 2022. Some of the footnotes in the table are based on information from February 28, 2023 and certain values appear to be calculated as other dates. Please supplementally explain the reason for the inconsistent reference dates and confirm the information presented is the most current and relevant available.

MMU confirms that it will update the pro forma fee tables to be as of March 31, 2023, and that all fees and expenses will be disclosed as of that date in the amended Registration Statement.

35.

On page 5 of the Proxy Statement/Prospectus, the term “Managed Assets” is capitalized but never defined. Please define all capitalized terms each time they appear in the Prospectus and consistently use the same terms for all the Funds throughout the disclosure. If inconsistencies are necessary in any context, please specify and explain the circumstances and, to the extent possible, please give both sets of information.

MMU confirms it will revise the disclosure to properly define all capitalized terms and to specify any inconsistencies as necessary.

36.	On page 6 of the Proxy Statement/Prospectus, the expense examples do not appear to be consistent with an assumed investment amount of $1,000. Please review and revise as appropriate.

MMU confirms that it will revise the disclosure so that expenses are calculated based on a $1,000 initial investment.

37.	In the comparison tables beginning on page 8 of the Proxy Statement/Prospectus, the terms “similar” and “substantially similar” are used. Please summarize the difference in terms.

MMU confirms that when terms are described as being “similar,” an explanatory note will be included to explain any differences. In contrast, when terms are described as being “substantially similar,” MMU does not believe that an explanatory note is necessary, as any differences in the language is de minimis.

38.

On page 12 of the Proxy Statement/Prospectus, the disclosure states that “MMU reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state.” MMU does not have a fundamental policy to concentrate in any industry. Accordingly, explain to us why it is appropriate and consistent with the MMU’s fundamental concentration policy to reserve a right to concentrate in industrial development bonds.

While MMU generally will not invest more than 25% of its total assets in a single industry, governmental issuers of municipal obligations are not considered part of any “industry.”2 MMU may invest more than 25% of its total assets in a broad segment of the municipal obligations market, if the Adviser determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in that segment. As such, MMU reserves the right to invest more than 25% of its assets in industrial development bonds or issuers located in the same state.

[2]	See MMU’s registration statement on Form N-2 that was filed with the SEC on May 16, 2002.

Securities and Exchange Commission	May 11, 2023

39.

On page 19 of the Proxy Statement/Prospectus where fundamental investment restrictions are being compared, please add parallel statements from the alternative perspective to the third column for the first two comparisons.

MMU confirms it will add disclosure in the comparison table as indicated in response to the Staff’s comment.

40.

Please supplementally discuss the extent to which MNP’s holdings would have to be repositioned and any anticipated expenses that may be involved as it relates to borrowing limitation differences between MNP and MMU.

MMU confirms that MNP’s holdings are not expected to be materially repositioned following the Merger, and that there are no any anticipated expenses as it relates to borrowing limitation differences.

41.	On page 27 of the Proxy Statement/Prospectus under “Leverage Risk,” please consider noting that the leverage risk may be more significant for MMU than for SBI, if accurate.

MMU confirms that it will add disclosure that the leverage risk may be more significant for MMU than for SBI.

42.

On page 34 of the Proxy Statement/Prospectus, please remove the sentence that begins with “This summary is qualified in its entirety…” and provide a summary of all material provisions in the disclosure. This material information is required and cannot be qualified by reference to the merger agreement itself.

MMU confirms that it will remove the qualifier as indicated in the Comment. However, MMU notes that a summary outlining the Form of Agreement and Plan of Merger is already provided in the section of the Registration Statement entitled “Information about the Proposed Mergers—The Agreement and plan of Merger.”

43.

On page 35 of the Proxy Statement/Prospectus, the disclosure says the Adviser will bear the costs of the Mergers. Elsewhere in the Registration Statement, it says the Funds will bear the costs of the Mergers. Please reconcile this difference.

MMU confirms that it will revise the disclosure regarding to who is bearing the costs of the Mergers throughout the Registration Statement.

44.

Please supplementally confirm that since the Board considered the Mergers and drew its conclusions in early February, there have been no material changes to any of the anticipated expense ratios the Board considered. Otherwise, add disclosure identifying the specific material changes (including relevant dates) and summarize the Boards subsequent consideration of them, specifically noting the dates these matters were discussed and the conclusions the Board reached.

MMU confirms there have been no material changes to the anticipated expense ratios that the Board considered when the Mergers were initially approved at its meeting on February 8-9, 2023. MMU also confirms that the Board received updated information as of March 31, 2023 related to the fees and expenses associated with the Mergers at its quarterly meeting on May 9-10, 2023 and confirmation from the Adviser that the information has not materially changed as of April 30, 2023.

Securities and Exchange Commission	May 11, 2023

45.	On pages 37 and 38 of the Proxy Statement Prospectus, under Factor 3 in both instances, please explain why diversification is discussed when MMU is non-diversified.

Please see response to Comment 15 above. MMU confirms that it will remove the discussion related to diversification where appropriate throughout the Registration Statement.

46.

On page 43 of the Proxy Statement/Prospectus in the section entitled “Portfolio Securities”, the disclosure states that the Funds will not experience “any significant portfolio turnover in connection with either Merger.” This statement is confusing given that the Target Funds are diversified and MMU is not. Please explain what “significant portfolio turnover” means here and how that applies to these facts and circumstances.

Because all three Funds have substantially similar investment portfolios, the Mergers are not expected to result in any material portfolio changes for any of the Funds. MMU believes that the fact that the MNP and SBI are diversified and MMU is non-diversified is not expected to result in any significant changes to the Funds investment portfolios post-Mergers. As stated in response to Comment 40, MMU does not anticipate any material repositioning of its underlying assets following the Mergers, which would result in there being no “significant portfolio turnover.”

47.

On page 63 of the Proxy Statement/Prospectus in the section titled “Capitalization,” in the pro forma capitalization table preamble, clarify that the figures shown assume both Mergers occur and specifically indicate that the values would be different if only one of the two Mergers takes place.

MMU confirms that it will include disclosure stating that the information provided in the capitalization table assumes both Mergers occur and that the values would be different if only one of the Mergers is completed.

48.	Please add a footnote in the pro forma capitalization table on page 63 of the Proxy Statement/Prospectus explaining the pro forma adjustments for both the ARPS and VRDPS outstanding.

MMU confirms that it will add a footnote to the pro forma capitalization table explaining the pro forma adjustments for both the ARPS and VRDPS outstanding.

49.

On page 83 of the Proxy Statement/Prospectus in the section titled “Expenses of Proxy Solicitation,” the expenses of the proxy solicitation are provided. Please review and reconcile the statements of estimated proxy solicitation costs disclosed here and on page 9 of the Q&A Section.

MMU confirms that it will update the estimated costs in the “Expenses of Proxy Solicitation” section to ensure that estimated costs are disclosed consistently throughout the Registration Statement.

Securities and Exchange Commission	May 11, 2023

Please do not hesitate to call me at (202) 636-5806 or Debbie Sutter at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc: George Hoyt, Franklin Templeton David W. Blass, Simpson Thacher & Bartlett LLP Debbie Sutter, Simpson Thacher & Bartlett LLP